                                                Filed pursuant to rule 424(b)(2)
                                                      Registration No. 333-93023

PROSPECTUS
Logo of Kmart

                   KMART STOCK DIRECT
                   A Direct Purchase Program For Kmart Common Stock

  Kmart Corporation is pleased to offer you the opportunity to participate in Kmart Stock Direct, a convenient and low cost stock purchase program available for new investors to make an initial purchase, and for existing investors to increase their holdings, of Kmart common stock.

PROGRAM HIGHLIGHTS INCLUDE:

  .  Invest in Kmart common stock through a convenient, low-cost method

  . Build your investment over time, starting with as little as $250 for new investors -- $50 for existing investors

  . Invest in shares either directly through the Internet or by check, money order or bank draft

  .  Authorize automatic monthly investments from your checking account

  .  Invest up to $100,000 per year

  . Elect to have future dividends, if any, automatically reinvested (no dividends have been paid on the common stock since December 1995)

  This prospectus relates to shares of Kmart common stock, par value $1.00 per share, to be offered for purchase under Kmart Stock Direct.

  Please read this prospectus carefully and keep it and any future investment statements for future reference. If you are already a registered Kmart stockholder and have any questions about Kmart Stock Direct, please call EquiServe, L.P., the Program Administrator, toll free at 1-800-336-6981. If you are not currently a registered Kmart stockholder and would like to receive Program materials, please call toll free at 1-800-947-8019. Calls may be placed to EquiServe 24 hours a day, seven days a week. Customer service representatives are available between the hours of 9:00 A.M. and 6:00 P.M. Eastern time, Monday through Friday.

  The shares of Kmart common stock being offered are not insured or protected by any governmental agency, and involve investment risk, including the possible gain or loss of principal.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any state or country where the offer or sale is not permitted. To the extent required by applicable law in certain jurisdictions, shares offered through Kmart Stock Direct are offered only through a registered broker-dealer in those jurisdictions.

                The date of this Prospectus is January 11, 2000.
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                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
The Company..............................................................    1
Forward-Looking Statements...............................................    1
Information About Kmart Stock Direct.....................................    1
1.What is Kmart Stock Direct? ...........................................    1
2.What options are available under the Program? .........................    2
3.Who is eligible to participate in Kmart Stock Direct? .................    2
4.Can non-U.S. citizens participate in Kmart Stock Direct? ..............    2
5.How does a Kmart stockholder enroll in Kmart Stock Direct? ............    2
6.I already own shares, but they are held by my bank or broker and
 registered in "street name."............................................    2
How can I participate in the Program? ...................................    2
7.I am not currently a Kmart stockholder. How do I enroll in the Program?
 ........................................................................    2
8.Are there fees associated with participation?..........................    3
9.What if the Company should commence paying dividends in the future? ...    3
10.How do I make an additional investment in Kmart common stock?.........    4
11.What are the minimum and maximum investment amounts?..................    4
12.What transactions can I conduct through StockPower's online
 services?...............................................................    5
13.When will shares be purchased under the Program?......................    5
14.At what price will shares be purchased?...............................    6
15.Will fractional shares be purchased?..................................    6
16.How are investments with "insufficient funds" handled?................    6
17.Will interest be paid on Kmart Stock Direct accounts?.................    6
18.What is the source of Kmart common stock purchased through the
 Program?................................................................    6
19.Who will hold the shares purchased through Kmart Stock Direct?........    6
20.How can I obtain a stock certificate?.................................    6
21.May I add my certificate shares of Kmart common stock to my Program
 account for safekeeping?................................................    7
22.How may I sell shares I hold through the Program?.....................    7
23.Can I transfer shares that I hold in the Program to someone else?.....    7
24.I've just moved. How can I request a change of address or update other
 personal data?..........................................................    7
25.How may I modify or close my Kmart Stock Direct account?..............    8
26.Who administers Kmart Stock Direct? How do I contact them?............    8
27.What reports will I receive?..........................................    8
28.What if Kmart issues a stock dividend or declares a stock split or
 rights offering?........................................................    9
29.How do I vote my Kmart Stock Direct shares at stockholders'
 meetings?...............................................................    9
30.Can the Program be changed or terminated?.............................    9
31. What are the responsibilities of Kmart, EquiServe and StockPower
    under Kmart Stock Direct?............................................    9
32.What are the federal income tax consequences of participating in the
 Program?................................................................   10
33.Where You Can Find More Information...................................   10
34.Incorporation of Information Kmart Files with the SEC.................   11
35.Use of Proceeds.......................................................   11
36.Legal Opinions........................................................   11
37.Experts...............................................................   11

THE COMPANY

  With over 2,100 Kmart stores and sales of $33.7 billion in 1998, Kmart Corporation is the nation's second largest discount retailer and one of the world's largest general merchandise retailer. Kmart's retail stores are located in each of the 50 United States, Puerto Rico, the U.S. Virgin Islands and Guam and in 311 of the 316 Metropolitan Statistical Areas in the United States. Stores are generally one-floor, free-standing units ranging in size from 40,000 to 180,000 square feet.

  In 1995, Kmart began converting its traditional stores to feature a new, high-frequency format. In April 1997, this design was renamed Big Kmart. Big Kmart offers customers an increased mix of frequently-purchased, everyday basics, along with a variety of consumables in a "Kmart Pantry" area located near the front of each store. A total of 1,828 traditional Kmart stores had been converted to the Big Kmart format as of October 27, 1999. Including new stores built in the Big Kmart format, it is expected that approximately 1,860 stores will be in the Big Kmart format by the end of fiscal 1999.

  Kmart's supercenter operations, Super Kmart Centers, combine a full grocery assortment, including fresh and frozen food, bakery, meats and other items, with a broad selection of the general merchandise found at Big Kmart and traditional Kmart stores. Open 24 hours a day, seven days a week, the 105 Super Kmart Centers are the third largest supercenter operation in the nation.

  CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

  Statements, other than those based on historical facts, which address activities, events or developments that Kmart expects or anticipates may occur in the future are forward-looking statements which are based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in such statements. Kmart's ability to achieve such results is subject to certain risks and uncertainties, including, but not limited to, economic and weather conditions which affect buying patterns of Kmart's customers, changes in consumer spending and Kmart's ability to anticipate buying patterns and implement appropriate inventory strategies, continued availability of capital and financing, competitive factors and other factors affecting business beyond Kmart's control. Consequently, all of the forward-looking statements are qualified by these cautionary statements and there can be no assurance that the results or developments anticipated by Kmart will be realized or that they will have the expected effects on Kmart or its business or operations.

  INFORMATION ABOUT KMART STOCK DIRECT

  The following questions and answers explain and set forth the terms of Kmart Stock Direct.

1.  WHAT IS KMART STOCK DIRECT?

  Kmart Stock Direct is a convenient and low cost stock purchase program available to new investors to make an initial purchase, and to existing stockholders to increase their holdings, of Kmart common stock. Participants in the Program may elect to make optional cash investments and/or to have future dividends, if any, automatically reinvested in Kmart common stock. (No dividends have been paid on the common stock since December 1995--see Question 9 for additional information.)

  Participation in Kmart Stock Direct is entirely voluntary, and no advice is given regarding your decision to join the Program. However, if you decide to participate, an enrollment form and reply envelope are enclosed for your convenience. Enrollment forms are also available, and may be completed online through services provided by StockPower Inc., an independent online investor services company. You can access these services through the About Kmart section of www.bluelight.com, or through StockPower's web site, www.stockpower.com.

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2.WHAT OPTIONS ARE AVAILABLE UNDER THE PROGRAM?

  Kmart Stock Direct allows participants to:

  .  Make initial investments in Kmart common stock through the Program;

  . Make additional cash investments in Kmart common stock, including the option of making automatic monthly purchases through authorized deductions from a designated checking account or making online purchases through services provided by StockPower; and

  . Have future common stock dividends, if any, automatically reinvested in additional shares of Kmart common stock. (No dividends have been paid on the common stock since December 1995--see Question 9 for additional information.)

  Please refer to Question 8 for details on fees to be paid by participants and to Question 10 for further information regarding the methods of making additional cash investments.

3. WHO IS ELIGIBLE TO PARTICIPATE IN KMART STOCK DIRECT?

  All U.S. citizens are eligible to participate in Kmart Stock Direct, whether or not they are currently stockholders of Kmart.

4. CAN NON-U.S. CITIZENS PARTICIPATE IN KMART STOCK DIRECT?

  Yes. If you are not a U.S. citizen, you can participate in Kmart Stock Direct, provided there are no laws or governmental regulations that would prohibit participation or that would affect the terms of the Program. Kmart reserves the right to prohibit or terminate participation of any stockholder if it deems it advisable under any applicable laws or regulations. All Program funds must be in U.S. funds and drawn on a U.S. bank. If you are outside the U.S., contact your bank to verify that it can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, checks clearing through non-U.S. banks are not accepted. Also, third party checks are not accepted. Please contact your local bank for details on how to make the transaction.

5. HOW DOES A KMART STOCKHOLDER ENROLL IN KMART STOCK DIRECT?

  If you are already a Kmart stockholder of record (that is, if you own shares that are registered in your name, not your bank's or broker's) and have received this Prospectus, you are immediately qualified to participate in the Program.

6. I ALREADY OWN SHARES, BUT THEY ARE HELD BY MY BANK OR BROKER AND REGISTERED IN "STREET NAME." HOW CAN I PARTICIPATE IN THE PROGRAM?

  If your shares of Kmart common stock are registered in the name of a bank, broker or other nominee, you have two alternatives to participate. You may arrange for that bank, broker or nominee to register at least one share directly in your name in order to be eligible to participate. As an alternative, you may also enroll in the Program in the same manner as someone who is not currently a Kmart stockholder, as described under Question 7.

7. I AM NOT CURRENTLY A KMART STOCKHOLDER. HOW DO I ENROLL IN THE PROGRAM?

  If you do not currently own any Kmart common stock and you wish to become a stockholder and a participant in Kmart Stock Direct, you may enroll in the Program by completing an enrollment form and sending with it an initial investment amount of at least $250 and no more than $100,000. Initial cash investments can be made by check, money order or bank draft made payable to EquiServe and sent to EquiServe, as the Program Administrator, at the address listed on the enrollment form. All money must be in U.S. funds and drawn on a U.S. bank. If you are outside the U.S., contact your bank to verify that it can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, checks clearing through non-U.S. banks are not accepted. Also, third party checks

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are not accepted. A fee of $5 will be deducted from your initial investment, as well as your proportionate share of brokerage commissions on the transaction (historically, about $0.05 per share on purchase transactions). See Question 8 for a summary of the fees associated with the Program.

  You may also join Kmart Stock Direct online through services provided by StockPower (visit the About Kmart section of www.bluelight.com or www.stockpower.com) and authorize the deduction of your initial investment from your bank account online. As above, a fee of $5 will be deducted from your initial investment, as well as your proportionate share of brokerage commissions on the transaction (historically, about $0.05 per share on purchase transactions). See Question 12 for information regarding StockPower.

8. ARE THERE FEES ASSOCIATED WITH PARTICIPATION?

  The Program Administrator will deduct a service charge for each transaction made by you, whether the transaction is your initial investment, an additional investment or a sale of shares held through Kmart Stock Direct. (See Question 7 regarding initial investment fees.) For an additional investment, the fee is $5 per transaction or $2 if the purchase is made via an automatic monthly withdrawal from your bank account. In addition, you will be charged your proportionate share of brokerage commissions on each purchase transaction (historically, about $0.05 per share).

  If you request a sale of some or all of your shares held in the Program, you will be charged a service charge of $10 per transaction, plus your proportionate share of brokerage commissions on the transaction (historically, about $0.12 per share on sale transactions).

  The fees associated with participation in the Program are summarized in the following chart:

                            COSTS TO THE PARTICIPANT

                                                                                      BROKERAGE
                              ONE TIME FEE               TRANSACTION FEE             COMMISSION
----------------------------------------------------------------------------------------------------
       Initial          $5 deducted directly from
    Investment Fee         initial investment                  None              Historically, about
          for                See Question 7                                        $0.05 per share
 First-time Investors     for more information
----------------------------------------------------------------------------------------------------
                                                        $5 per transaction
Additional Investments            None                ($2 per transaction if     Historically, about
                                                  automatic monthly bank account   $0.05 per share
                                                            withdrawal)
----------------------------------------------------------------------------------------------------
        Sales                     None                 $10 per transaction       Historically, about
                                                                                   $0.12 per share
----------------------------------------------------------------------------------------------------
  Insufficient Funds               $25                         None                     None
                           See Question 16 for
                            more information


9. WHAT IF THE COMPANY SHOULD COMMENCE PAYING DIVIDENDS IN THE FUTURE?

  Kmart has not paid dividends on its common stock since December 1995. The payment of future dividends is subject to the discretion of Kmart's Board of Directors, the financial condition of Kmart and other factors. If dividends on Kmart common stock were reinstituted at any time in the future, you could elect to either receive such dividends in cash or to reinvest them in the purchase of additional shares. The options available to you would be as follows:

 . Full Dividend Reinvestment.  If you select this option, the Program
     Administrator would apply cash dividends on all of your Kmart common stock toward the purchase of additional shares of Kmart common stock.

 . Partial Dividend Reinvestment.  If you select this option, the Program
     Administrator would apply the cash dividends on the specified shares of Kmart common stock toward the purchase of additional shares. You would continue to be paid cash dividends on the remaining shares of Kmart common stock then owned by you.

 . No Dividend Reinvestment. If you select this option, cash dividends would not be reinvested. Instead, you would receive a check for cash dividends on all of your Kmart common stock.

  You may change your election at any time by either completing and submitting a new enrollment form by mail or online, or by contacting EquiServe, the Program Administrator, directly at 1-800-336-6981. See Question 25 for further information about changing your dividend reinvestment option.

10.  HOW DO I MAKE AN ADDITIONAL INVESTMENT IN KMART COMMON STOCK?

  You may make additional investments in Kmart common stock by choosing among the following three options:

 . Check. You may send EquiServe, the Program Administrator, a check, money order or bank draft made payable to EquiServe in U.S. dollars and drawn on a U.S. bank. If you are outside the U.S., contact your bank to verify that it can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, checks clearing through non-U.S. banks are not accepted. Third party checks are also not accepted. All checks, money orders and bank drafts should be sent to EquiServe at the address listed on the additional investment tear-off form attached to each statement you receive, or, if making an initial investment, with the enrollment form.

 . Automatic Withdrawal from Bank Account. As an alternative to sending checks, you may elect to have funds automatically withdrawn every month from your checking account at a qualified financial institution. You may elect this option by simply completing and signing the automatic monthly investment form, providing the necessary information, together with a voided blank check or checking account deposit slip, and designating the amount, account number and U.S. bank routing number from which the funds are to be withdrawn each month. Automatic investment forms are available from EquiServe and are available online through services provided by StockPower. You may change the amount of funds to be withdrawn or terminate an automatic monthly investment of funds by either calling EquiServe directly at 1-800-336-6981 or by completing and submitting to EquiServe a new automatic investment form. To be effective, the automatic investment form must be received by EquiServe before the last business day of the prior month. Also, you can cancel any purchase scheduled to be made by automatic investment, provided the request is received by EquiServe at least seven business days prior to the date of the scheduled withdrawal. See Question 13 for information regarding investment dates.

 . Online. You may make investments online through services provided by StockPower, which may be accessed through the About Kmart section of www.bluelight.com, as well as via the StockPower web site, www.stockpower.com. In order to invest in shares online through StockPower, you must authorize online the withdrawal of funds from your bank account.

11.  WHAT ARE THE MINIMUM AND MAXIMUM INVESTMENT AMOUNTS?

  If you are a registered Kmart stockholder, your investments in Kmart common stock must be for a minimum of $50 and may not exceed $100,000 per calendar year. Whether participating through use of a personal check, traveler's check, money order or bank draft, or through the automatic investment feature, the $50 minimum and $100,000 annual investment maximum apply. If you are not a registered stockholder and are a first-time investor in Kmart Stock Direct, your initial investment must be for at least $250 and cannot exceed the $100,000 annual investment maximum. All amounts must be in U.S. dollars and drawn on a U.S. bank. If you are outside the U.S., contact your bank to verify that it can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, checks clearing through non-U.S. banks are not accepted. Third party checks are also not accepted.

12.  WHAT TRANSACTIONS CAN I CONDUCT THROUGH STOCKPOWER'S ONLINE SERVICES?

  StockPower Inc., an independent company, offers investors a convenient way to invest in Kmart common stock completely online, without having to send in any forms or checks by mail. Through StockPower, you may:

  .Eliminate the time required to receive an enrollment form through the mail

  .Elect to purchase shares of Kmart common stock and authorize the withdrawal of funds from a bank account for your initial and additional investments

  .Review and manage your Kmart Stock Direct account at any time from your personal computer, including making changes to Program elections and personal data

  .Arrange to receive Kmart annual reports and other materials over the Internet

  .Receive transaction confirmations via email

  .Choose to reinvest future Kmart dividends, if any (no dividends have been paid on the common stock since December 1995--see Question 9 for additional information)

  .Arrange for online sales of some or all of your shares held in the Program
         (except for fractional shares--see Question 22)

  Participation in Kmart Stock Direct through services provided by StockPower is voluntary. You can access StockPower's services through the About Kmart section of www.bluelight.com, or through the StockPower web site, www.stockpower.com.

13.  WHEN WILL SHARES BE PURCHASED UNDER THE PROGRAM?

  General. EquiServe, the Program Administrator, will attempt to buy Kmart common stock in the open market through a registered broker-dealer on investment dates twice each week, typically each Tuesday and Thursday.

  If you are mailing your investment, EquiServe must receive your investment request and the applicable check by Noon Eastern Time, two business days prior to an investment date in order to receive the funds in time for the investment deadline.

  If you are making your first online investment, your investment request must be placed by Noon Eastern Time, four business days prior to an investment date. Subsequent online investment requests must be placed by Noon Eastern Time, three business days prior to the investment date.

  If any Tuesday or Thursday is not a day on which the New York Stock Exchange is open, or falls on a day which is not a business day in Massachusetts, then the investment will occur on the next succeeding business day.

  Additional investments not received before the applicable investment date deadline will not be invested until the next succeeding investment date. EquiServe will commingle all funds received from participants. No interest will be paid on any funds held by EquiServe between investment dates. Once you have placed your order, you may not request a cash refund or otherwise change your order.

  Automatic Monthly Investments. If you elect to make monthly investments through automatic withdrawals from your bank account, those investments will be made only on the last investment date of each month. Your account will be debited one business day before the last investment date of the month. For example, assuming that each day in this example is a business day, if the last day of the month is Wednesday, the 30th, your account would be debited on Monday, the 28th, for an investment on Tuesday, the 29th, which is the last investment date of the month.

  Dividend Reinvestments. EquiServe will generally invest any dividend funds authorized to be reinvested on the same investment date that optional investments are made under the Program. (No dividends have been paid on the common stock since December 1995--see Question 9 for additional information.) All funds to be invested on an investment date are commingled.

14.  AT WHAT PRICE WILL SHARES BE PURCHASED?

  Your purchase price will be the weighted average purchase price per share for all shares purchased under the Program on a given investment date.

15.  WILL FRACTIONAL SHARES BE PURCHASED?

  If any optional investment or dividend reinvestment is not sufficient to purchase a whole share of Kmart common stock, a fractional share equivalent will be credited to your account.

16.  HOW ARE INVESTMENTS WITH "INSUFFICIENT FUNDS" HANDLED?

  In the event that any check or other deposit is returned unpaid for any reason or your predesignated bank account does not have sufficient funds for an automatic withdrawal, there is a $25 insufficient funds charge and EquiServe will consider the request for that purchase null and void and will immediately remove from your Kmart Stock Direct account any shares already purchased in anticipation of receiving those funds. If the net proceeds from the sale of those shares are insufficient to satisfy the balance of the amount due, EquiServe may sell the number of shares from your Kmart Stock Direct account as necessary to satisfy the balance due and the insufficient funds charge.

17.  WILL INTEREST BE PAID ON KMART STOCK DIRECT ACCOUNTS?

  No interest will be paid on amounts held pending investments.

18.  WHAT IS THE SOURCE OF KMART COMMON STOCK PURCHASED THROUGH THE PROGRAM?

  Shares are usually purchased in the open market through a registered broker-dealer; however, at Kmart's option, newly issued or reacquired shares may be purchased directly from Kmart (at the per share closing price on the New York Stock Exchange on the investment date). Share purchases in the open market may be made on any stock exchange where Kmart common stock is traded or by negotiated transactions on such terms as EquiServe may reasonably determine. Neither Kmart nor any participant will have any authority or power to direct the date, time or price at which shares may be purchased by EquiServe.

19.  WHO WILL HOLD THE SHARES PURCHASED THROUGH KMART STOCK DIRECT?

  Shares purchased through Kmart Stock Direct are held in safekeeping in book-entry form on EquiServe's records. The number of shares (including fractional interests) held for each participant will be shown on each account statement.

20.  HOW MAY I OBTAIN A STOCK CERTIFICATE?

You may obtain a certificate (at no cost) for some or all of your whole shares at any time by simply requesting EquiServe to withdraw shares from your Kmart Stock Direct account. You may make such a request by:

  . using the tear-off form attached to your Kmart Stock Direct account statement;

  .  calling EquiServe at 1-800-336-6981; or

  . accessing StockPower online at www.stockpower.com and requesting a stock certificate.

  Certificates are normally issued to participants within three business days after receipt of the request. Withdrawing shares from your Program account would not affect your dividend reinvestment election--should dividends on the common stock be reinstated at some time in the future. Dividends, if paid, would continue to be reinvested unless a new election were made. No certificates will be issued for fractional shares of common stock; instead, the market value of any fractional share will be paid in cash.

21. MAY I ADD MY CERTIFICATE SHARES OF KMART COMMON STOCK TO MY PROGRAM ACCOUNT FOR SAFEKEEPING?

  At the time of enrollment in the Program or at any later time, you may use the Program's share certificate safekeeping service to deposit with EquiServe any Kmart common stock certificates in your possession and registered in your name. To combine shares held in certificate form with shares held in your Kmart Stock Direct account, you must complete the tear-off form attached to your account statement and submit it with your certificates to the address on the tear-off form. There is no charge for this service. The certificates do not need to be endorsed. You should send your stock certificates by certified, registered or insured mail, or by some other safe means, because you bear the risk of loss in transit.

22.  HOW MAY I SELL SHARES I HOLD THROUGH THE PROGRAM?

  Shares held in your Kmart Stock Direct account can be sold on your behalf by either calling EquiServe directly at 1-800-336-6981 or by completing and submitting the tear-off form attached to your account statement. For participants enrolled in StockPower, sales can also be made online using StockPower (unless your stock holding includes a fractional share--in which case, you should sell your shares through EquiServe). Upon receipt of a request to sell some or all of your shares, whether directly or through StockPower, EquiServe will cause your shares to be sold on the open market within three business days of receipt of your request and will send you the proceeds less a service charge of $10 and applicable brokerage commissions. The market value of any fractional share will be paid in cash. Proceeds are normally paid by check, which are distributed within three business days after the sale.

  You should be aware that the price of Kmart common stock may rise or fall during the period between a request for sale, its receipt by EquiServe and the ultimate sale on the open market. In addition, if a request to sell all of your Program shares and close your Program account were received by EquiServe after the third business day preceding a dividend record date (should dividends on the common stock be reinstated at some time in the future), the sale would be postponed and your account would not be closed until after you received the shares resulting from the pending dividend reinvestment. Instructions sent to EquiServe to sell shares are binding. You may not change or rescind a sell order.

23.  CAN I TRANSFER SHARES THAT I HOLD IN THE PROGRAM TO SOMEONE ELSE?

  You may transfer ownership of some or all of your shares held through Kmart Stock Direct. You may call EquiServe at 1-800-336-6981 for complete transfer instructions. You will be asked to send to EquiServe written transfer instructions. Your signature must be "Medallion Guaranteed" by a financial institution. Most banks and brokers participate in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing is in fact the owner of the participant's account. A notary is not sufficient.

  You may transfer shares to new or existing Kmart stockholders. However, a new Kmart Stock Direct account will not be opened for a transferee unless at least one full share is transferred. If you open a new Kmart Stock Direct account for a transferee, you must include an enrollment form with the gift/transfer instructions.

24. I'VE JUST MOVED. HOW CAN I REQUEST A CHANGE OF ADDRESS OR UPDATE OTHER PERSONAL DATA?

  It is important that our records contain your most up-to-date personal data. If you need to request a change of address or update other personal data, please call EquiServe, the Program Administrator, at 1-800-336-6981 or write to them at the address listed under Question 26. You can also update your records online through StockPower.


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25. HOW MAY I MODIFY OR CLOSE MY KMART STOCK DIRECT ACCOUNT?

  You can modify or close your Kmart Stock Direct account at any time by either (i) calling EquiServe, the Program Administrator, at 1-800-336-6981,
(ii) providing EquiServe with written instructions delivered to the address listed under Question 26 or (iii) providing StockPower with online instructions at www.stockpower.com, provided your notification is received by the third business day preceding a dividend record date (should dividends on the common stock be reinstated at some time in the future). If a request to either sell all of your shares or to stop dividend reinvestment were received after the third business day preceding the dividend record date, the request would not be implemented until after the pending dividend reinvestment.

Your elections under the Program can be changed or discontinued as follows:

  .Completing and submitting an authorization form by mail or online or calling EquiServe at 1-800-336-6981 and changing your elections regarding investments by automatic bank account withdrawal and/or dividend reinvestment while still keeping your shares in your Kmart Stock Direct account; or

  .Closing your Kmart Stock Direct account by requesting (by mail or telephone) that all shares be issued in the form of a stock certificate and a check be issued for the value of any fractional share. If you made this election and your request was received after the third business day preceding a dividend record date (should dividends on the common stock be reinstituted at some time in the future), the sale would be postponed and your account would not be closed until after the pending dividend reinvestment (see Question 20 for additional information on obtaining a stock certificate); or

  .Alternatively, you may close your Kmart Stock Direct account by requesting
         (by mail or telephone) that all shares be sold on the open market and a check be remitted to you for the proceeds for all full and fractional shares, less a service charge of $10 and applicable broker commissions and fees. If you made this election and your request was received after the third business day preceding a dividend record date (should dividends on the common stock be reinstituted at some time in the future), the sale would be postponed and your account would not be closed until after the pending dividend reinvestment (see Question 22 for additional information on sales).

26. WHO ADMINISTERS KMART STOCK DIRECT? HOW DO I CONTACT THEM?

  EquiServe, L.P., as Administrator of the Program, directs the purchase of and holds shares of Kmart common stock acquired under Kmart Stock Direct, keeps records, sends statements of account activity to participants and performs other related duties.

  You may contact the Program Administrator by writing to:

                              Kmart Stock Direct
                              c/o EquiServe, L.P.
                                 P.O. Box 8038
                             Boston, MA 02266-8038

  You may also telephone EquiServe toll free at 1-800-336-6981, 24 hours a day, seven days a week. Customer service representatives are available between the hours of 9:00 A.M. and 6:00 P.M. Eastern Time, Monday through Friday.

27. WHAT REPORTS WILL I RECEIVE?

  Easy to read statements of your calendar year-to-date account activity will be sent to you after the settlement of each Program transaction, which will simplify your record keeping. Each statement will show the amount invested, the purchase or sale price, the number of shares purchased or sold and the applicable service charges, as well as any activity associated with share deposits or withdrawals. Please notify EquiServe promptly at either the address or telephone number listed under Question 26 if your address changes.

  In addition, you will receive copies of the same communications sent to all other holders of Kmart common stock, such as annual reports and proxy statements. You will also receive Internal Revenue Service information returns, if required. You can elect to receive stockholder communications from Kmart, such as annual reports and proxy statements, online. This election can be made either through StockPower at www.stockpower.com or, if you are not a StockPower participant, by contacting EquiServe at 1-800-336-6981. In addition, you can review your current account status, Program options and transaction history at any time online through StockPower. If you elect to receive stockholder communications online, please contact www.stockpower.com, as well as EquiServe, if your email address changes.

  Please retain all transaction statements for your records. The statements contain important tax and other information.

28. WHAT IF KMART ISSUES A STOCK DIVIDEND OR DECLARES A STOCK SPLIT OR RIGHTS OFFERING?

  Any stock dividends or split shares distributed by Kmart to holders of common stock held in Kmart Stock Direct accounts will be added to your account balance. You will receive a statement indicating the number of shares distributed or dividends earned as a result of the transaction. In the event of a rights offering, you will receive rights based upon the total number of whole shares you own, whether the shares are held in the form of a physical certificate or held in a Kmart Stock Direct account.

29. HOW DO I VOTE MY KMART STOCK DIRECT SHARES AT STOCKHOLDERS' MEETINGS?

  In connection with any meeting of Kmart stockholders, you will receive proxy materials, including a proxy card representing both the shares for which you hold physical certificates and the shares held in your Kmart Stock Direct account. Those shares will be voted as you indicate on your proxy card, whether mailed or voted by telephone or the Internet. Fractional shares will be voted. If you sign and return the proxy card and no voting instructions are given with respect to any item on the proxy card, all of your shares will be voted in accordance with the recommendations of Kmart's Board of Directors. This is the same procedure that is followed for all other stockholders who return signed proxy cards or vote by telephone or online and do not provide voting instructions. If you do not return the proxy card or vote by telephone or online, or if you do not sign or electronically acknowledge it, none of your shares will be voted.

30. CAN THE PROGRAM BE CHANGED OR TERMINATED?

  Kmart and EquiServe may suspend, modify or terminate the Program at any time. All participants will receive notice of any suspension, modification or termination. If Kmart Stock Direct is terminated, certificates for whole shares held in your Kmart Stock Direct account will be issued, and a cash payment will be made for any fractional share.

  EquiServe also may terminate your Kmart Stock Direct account if you do not own at least one full share of Kmart common stock. In the event your Kmart Stock Direct account is terminated for this reason, a check for the cash value of the fractional share will be sent to you and your account will be closed.

31. WHAT ARE THE RESPONSIBILITIES OF KMART, EQUISERVE AND STOCKPOWER UNDER KMART STOCK DIRECT?

  EquiServe, L.P. and StockPower, Inc. are independent companies. EquiServe L.P. acts as the Program Administrator of Kmart Stock Direct. StockPower transfers information between online investors and EquiServe.

  Neither Kmart, EquiServe nor StockPower will be liable for any act or omission to act, which was done in good faith, including any claim of liability arising out of the failure to terminate a participant's account upon the participant's death prior to receipt of notice in writing of the death along with a request to terminate participation from a qualified representative of the deceased.

  Neither Kmart, EquiServe nor StockPower can assure you of a profit or protect you against a loss with respect to shares purchased through Kmart Stock Direct.

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

32. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING IN THE
PROGRAM?

  PARTICIPANTS IN THE PROGRAM ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATION IN KMART STOCK DIRECT (INCLUDING FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND U.S. TAX WITHHOLDING
LAWS) APPLICABLE TO THEIR PARTICULAR SITUATIONS.

  Cash dividends, if any, reinvested under the Program will be taxable for U.S. federal income tax purposes as having been received by you even though you have not actually received them in cash. The total amount of dividends, if any, paid to you during a calendar year, whether or not they are reinvested, will be reported to you and the U.S. Internal Revenue Service shortly after the close of each year.

  You will not realize gain or loss for U.S. federal income tax purposes upon a transfer of shares to your Kmart Stock Direct account or the withdrawal of whole shares from your account. You will, however, generally realize gain or loss upon the receipt of cash for fractional shares held in the Program. You will also realize gain or loss when shares are sold. The amount of gain or loss will be the difference between the amount that you receive for the shares sold and your tax basis in the shares (generally, the amount you paid for the shares). In order to determine the tax basis for shares in your account, you should retain all account transaction statements.

  Program participants who are non-resident aliens or non-U.S. corporations, partnerships or other entities generally are subject to a withholding tax on dividends, if any, paid on shares held in the Program. Where applicable, this withholding tax generally is imposed at the rate of 30%; but this rate may be reduced by treaty between the U.S. and the country in which the participant resides.

  Dividends, if any, paid on shares in Kmart Stock Direct accounts (see Question 9 for additional information) may be subject to the "backup withholding" provisions of the Internal Revenue Code. If you fail to furnish a properly completed Form W-9 or its equivalent, unless you are exempt from the withholding requirements described in Section 3406 of the Internal Revenue Code, then the Program Administrator must withhold 31% from the amount of dividends, the proceeds of the sale of a fractional share and the proceeds of any sale of full shares.

                      WHERE YOU CAN FIND MORE INFORMATION

  Kmart files annual, quarterly reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's following public reference facilities:

   Public Reference Room    New York Regional Office   Chicago Regional Office
   450 Fifth Street, N.W.   7 World Trade Center       500 West Madison Street
   Room 1024                Suite 1300                 Suite 1400
   Washington, D.C. 20549   New York, NY 10048         Chicago, IL 60661-2511

  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  This prospectus constitutes part of a registration statement on Form S-3 filed by Kmart under the Securities Act of 1933. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

             INCORPORATION OF INFORMATION KMART FILES WITH THE SEC

  The SEC allows us to "incorporate by reference" in this prospectus the information we file with the SEC, which means:

  .incorporated documents are considered part of this prospectus;

  .we can disclose important information to you by referring you to those documents; and

  .information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated.

  We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934:

(1)    our Annual Report on Form 10-K for the year ended on January 27, 1999;

(2) our Quarterly Reports on Form 10-Q for the quarters ended on April 29, 1999, July 28, 1999 and October 27, 1999; and

(3) the section entitled "Description of Common Stock" in our Prospectus dated June 6, 1996.

  We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of the registration statement and prior to the time we sell all of the shares of common stock offered by this prospectus:

  .reports filed under Section 13(a) and (c) of the Exchange Act;

  .definitive proxy statement filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

  .any reports filed under Section 15(d) of the Exchange Act.

  You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC's web site or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                           Kmart Corporation
                           3100 West Big Beaver Road
                           Troy, MI 48084
                           Attention: Investor Relations
                           Telephone: (248) 643-1040

                                USE OF PROCEEDS

  Kmart will receive proceeds from the purchase of common stock through Kmart Stock Direct only to the extent that such purchases are made directly from Kmart, and not from open market purchases by EquiServe, as Program Administrator. Any proceeds received by us (which cannot be estimated) will be used for general corporate purposes.

                                 LEGAL OPINIONS

  The legality of the common stock covered by this prospectus has been passed upon for Kmart by Dickinson Wright PLLC.

                                    EXPERTS

  The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended January 27, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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[LOGO OF KMART CORPORATION]
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